PROSPECTUS SUPPLEMENT
(To Prospectus dated October 30, 1998)

                                   [CFC LOGO]

                                  $400,000,000

                            NATIONAL RURAL UTILITIES
                        COOPERATIVE FINANCE CORPORATION

                                  $225,000,000
                     5.75% Collateral Trust Bonds Due 2008

                                  $175,000,000
                     6.55% Collateral Trust Bonds Due 2018

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This is a public offering by National Rural Utilities Cooperative Finance Corporation of $225,000,000 of 5.75% Collateral Trust Bonds due November 1, 2008 and $175,000,000 of 6.55% Collateral Trust Bonds due November 1, 2018. Interest is payable on each series of Collateral Trust Bonds on May 1 and November 1 of each year, beginning May 1, 1999.

National Rural Utilities Cooperative Finance Corporation may redeem all or part of the Collateral Trust Bonds of either series at any time at the greater of their principal amount or the discounted present value of the remaining scheduled payments of principal and interest plus, in each case, accrued and unpaid interest.

The Collateral Trust Bonds should be delivered on or about November 4, 1998 through the book-entry facilities of the Depository Trust Company.

                                                  COLLATERAL TRUST          COLLATERAL TRUST
                                                   BONDS DUE 2008            BONDS DUE 2018
                                               -----------------------   -----------------------
                                               PER BOND      TOTAL       PER BOND      TOTAL
                                               --------   ------------   --------   ------------
Public Offering Price........................  99.963%    $224,916,750   99.516%    $174,153,000
Underwriting Discount........................   0.650%       1,462,500    0.875%       1,531,250
Proceeds to National Rural Utilities           99.313%    $223,454,250   98.641%    $172,621,750
  Cooperative Finance Corporation............

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus Supplement or the attached Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
LEHMAN BROTHERS
                         MERRILL LYNCH & CO.
                                                               J.P. MORGAN & CO.
October 30, 1998

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THE DOCUMENT. WE ARE NOT MAKING AN OFFER OF THESE COLLATERAL TRUST BONDS IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.
                            ------------------------

                               TABLE OF CONTENTS



                             PROSPECTUS SUPPLEMENT

                                                              PAGE
Use of Proceeds.............................................   S-3
Capitalization..............................................   S-3
Selected Financial Information..............................   S-4
Description of the Bonds....................................   S-4
Underwriting................................................   S-7

                            PROSPECTUS

Available Information.......................................     2
Documents Incorporated by Reference.........................     2
The Company.................................................     3
Use of Proceeds.............................................     4
Summary Financial Information...............................     4
Capitalization..............................................     5
Description of Bonds........................................     6
Limitations on Issuance of Bearer Bonds.....................    11
United States Taxation......................................    11
Plan of Distribution........................................    17
Legal Opinions..............................................    18
Experts.....................................................    18

                                USE OF PROCEEDS

     The net proceeds from the sale of the Collateral Trust Bonds offered hereby are estimated to be $395,676,000 ($396,076,000 proceeds to National Rural Utilities Cooperative Finance Corporation ("CFC") less estimated issuance costs of $400,000). The proceeds will be used by CFC to repay short-term indebtedness, primarily commercial paper issued through dealers at varying rates, incurred to make loan advances to its Members, and for general corporate purposes.

                                 CAPITALIZATION

     The following table shows the capitalization of CFC as of August 31, 1998, and as adjusted to reflect the issuance of the Bonds and the application of the proceeds thereof.

                                                       OUTSTANDING        AS ADJUSTED
                                                       -----------        -----------
                                                       (DOLLAR AMOUNTS IN THOUSANDS)
SENIOR DEBT:
  Short-term Indebtedness(A).......................    $ 3,779,955        $ 3,384,279
  Long-term Debt(A)................................      5,460,652          5,860,652
                                                       -----------        -----------
          Total Senior Debt(B).....................      9,240,607          9,244,931
SUBORDINATED DEBT AND MEMBERS' EQUITY:
  Deferrable Subordinated Debt(C)..................        400,000            400,000
  Members' Subordinated Certificates(D)............      1,241,046          1,241,046
  Members' Equity(E)...............................        239,956            239,956
                                                       -----------        -----------
          Total Capitalization.....................    $11,121,609        $11,125,933
                                                       ===========        ===========

------------

     (A) Short-term indebtedness is used to fund CFC's short-, intermediate- and long-term variable-rate loans, as well as its long-term fixed-rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, CFC had at August 31, 1998, bank revolving credit agreements providing for borrowings aggregating up to $5,217,500,000. CFC's ability to borrow under the revolving credit agreements is subject to continued satisfaction of certain conditions, including the maintenance of Members' Equity and Members' Subordinated Certificates of at least $1,356,700,000 increased each fiscal year after 1994 by 90% of net margins not distributed to Members and an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit CFC from pledging collateral in excess of 150% of the principal amount of Collateral Trust Bonds outstanding. Commercial paper in the amount of $2,345,000,000, which is supported by a five-year revolving credit agreement, is shown as long-term debt. Long-term debt also includes CFC's outstanding Collateral Trust Bonds and Medium-Term Notes.

     (B) At August 31, 1998, CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $1,141,985,000. Guaranteed tax-exempt securities include $1,012,900,000 of long-term adjustable or floating/fixed-rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At August 31, 1998, CFC had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $880,246,000.

     (C) As of August 31, 1998, CFC had issued a total of $400,000,000 of Deferrable Subordinated Debt in the form of Quarterly Income Capital Securities ("QUICS"). QUICS are subordinate and junior in right of payment to senior indebtedness. CFC has the right at any time and from time to time during the term of the QUICS to defer the payment of interest for up to 20 consecutive quarters.

     (D) Subordinated Certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC's extension of long-term credit to them. Those issued as a condition of membership ($644,817,000 at August 31, 1998) generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

     (E) CFC allocates its net margins among its members in proportion to interest earned by CFC. CFC intends to return the amounts so allocated to its members 70% in the following year and the remaining 30% after 15 years with due regard for CFC's financial condition. The unretired allocations for fiscal years 1988-1993 are being retired over the 15-year period from 1994 through 2008. The current policy of Rural Telephone Finance Cooperative ("RTFC"), a controlled affiliate of CFC, is to retire 70% of current year's margins within 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors. The current policy of Guaranty Funding Cooperative, a controlled affiliate of CFC, is to retire 100% of current year's margins shortly after the end of the fiscal year.

                         SELECTED FINANCIAL INFORMATION

     The following table summarizes CFC's results of operations and fixed charge coverage for the quarters ended August 31, 1998 and 1997 and the years ended May 31, 1998 and 1997:

                                      QUARTERS ENDED
                                        AUGUST 31,                    YEARS ENDED MAY 31,
                                 -------------------------         -------------------------
                                   1998             1997             1998             1997
                                   ----             ----             ----             ----
                                                (DOLLAR AMOUNTS IN THOUSANDS)
Operating income........         $180,143         $150,477         $637,573         $564,439
                                 ========         ========         ========         ========
Operating margin........           16,748            9,119           54,411           51,530
Nonoperating income.....              745              592            2,611            3,206
Gain on sale of land....               --            4,939            5,194               --
                                 --------         --------         --------         --------
Net margins.............         $ 17,493         $ 14,650         $ 62,216         $ 54,736
                                 ========         ========         ========         ========
Fixed charge coverage
  ratio(1)..............             1.12             1.12             1.12             1.12
                                 ========         ========         ========         ========

------------
(1) Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

                            DESCRIPTION OF THE BONDS

     The Bonds are to be issued under an indenture dated as of February 15, 1994 (the "Indenture"), between CFC and U.S. Bank National Association, as Trustee (the "Trustee").

     Except as otherwise defined herein, capitalized terms used herein shall have their meanings as set forth in the Prospectus.

GENERAL

     The Bonds will be direct obligations of CFC secured by the pledge of Mortgage Notes of Members, cash and certain Permitted Investments. The Bonds are to mature November 1, 2008 and 2018, and are to bear interest from the date of original issuance at the rate stated on the cover page of this Prospectus Supplement. Interest will be payable semiannually on May 1 and November 1 to the persons in whose names the Bonds are registered at the close of business on the preceding April 15 and October 15, respectively, commencing May 1, 1999.

REDEMPTION

     OPTIONAL REDEMPTION

     The Collateral Trust Bonds of either series will be redeemable, in whole or in part, at the option of CFC at any time at a redemption price equal to the greater of (i) 100% of their principal amount, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that CFC has not yet made on the Collateral Trust Bonds (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Redemption Treasury Rate (as defined below) plus 15 basis points, plus, in each case, accrued interest thereon to the date of redemption. CFC must provide the holders of Collateral Trust Bonds to be redeemed with a notice of redemption at least 30 and not more than 60 days before the redemption date.

     "Adjusted Redemption Treasury Rate" means, with respect to any redemption date, the annual rate equal to the semiannual equivalent yield to maturity or interpolated (on a 30/360 day count basis) yield to maturity of the Comparable Redemption Treasury Issue, assuming a price for the Comparable Redemption Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Redemption Treasury Price for such redemption date.

     "Comparable Redemption Treasury Issue" means, with respect to each Collateral Trust Bond to be redeemed, the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of such Collateral Trust Bond to be redeemed that would be utilized at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Collateral Trust Bond.

     "Comparable Redemption Treasury Price" means, with respect to any redemption date, (i) the average of the Redemption Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Redemption Reference Treasury Dealer Quotations (unless there is more than one highest or lowest quotation, in which case only one such highest and/or lowest quotation shall be excluded), or (ii) if the Quotation Agent obtains fewer than four such Redemption Reference Treasury Dealer Quotations, the average of all such Redemption Reference Treasury Dealer Quotations.

     "Quotation Agent" means one of the Redemption Reference Treasury Dealers appointed as such agent by CFC.

     "Redemption Reference Treasury Dealer" means such of Lehman Brothers Inc. and four other primary U.S. Government securities dealers in New York City (a "Primary Treasury Dealer") selected by CFC.

     "Redemption Reference Treasury Dealer Quotations" means, with respect to each Redemption Reference Treasury Dealer and any redemption date, the offer price for the Comparable Redemption Treasury Issue (expressed in each case as a percentage of its principal amount) for settlement on the redemption date quoted in writing to the Quotation Agent by such Redemption Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

SECURITY

     The Bonds will be secured under the Indenture, equally with Collateral Trust Bonds heretofore issued and which may be subsequently issued under the Indenture, by the pledge with the Trustee of Eligible Mortgage Notes. See "Description of Bonds -- Security" in the Prospectus. On November 4, 1998, there will be pledged with the Trustee approximately $2,570 million of Eligible Mortgage Notes, against which $2,450 million of bonds (including the Bonds) will have been issued.

BOOK-ENTRY SYSTEM

     The Depository Trust Company ("DTC") will act as securities depository for the Bonds. The Bonds will be issued in fully-registered form in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered certificates will be issued as Global Securities for the Bonds in the aggregate principal amount of the Bonds, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and together with Direct Participants, "Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchasers of Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the Bonds on DTC's records. The ownership interest of each actual purchaser of Bonds

("Beneficial Owner") is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Bonds, except in the event that use of the book-entry system for the Bonds is discontinued.

     To facilitate subsequent transfers, all Bonds deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Bonds. Under its usual procedures, DTC would mail an Omnibus Proxy to CFC as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Bonds will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, CFC or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of CFC or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursements of such payments to the Beneficial Owners shall be the responsibility of Participants.

     DTC may discontinue providing its services as securities depository with respect to the Bonds at any time by giving reasonable notice to CFC or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Bond certificates are required to be printed and delivered.

     CFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Bond certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that CFC believes to be reliable (including DTC), but CFC takes no responsibility for the accuracy thereof.

     Neither CFC, the Trustee nor the Underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the Bonds, or payments to, or the providing of notice for, Participants or Beneficial Owners.

                                  UNDERWRITING

     The Underwriters named below have severally agreed to purchase, and CFC has agreed to sell to them, severally, the principal amounts of Bonds indicated below. The Underwriting Agreement provides that the several obligations of the Underwriters are subject to certain conditions as therein set forth. The Underwriters will be obligated to purchase all the Bonds if any of the Bonds are purchased.

                                                  PRINCIPAL        PRINCIPAL
                                                  AMOUNT OF        AMOUNT OF
                 UNDERWRITER                    BONDS DUE 2008   BONDS DUE 2018
                 -----------                    --------------   --------------
Lehman Brothers Inc. .........................   $157,500,000     $122,500,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated .....................     33,750,000       26,250,000
J.P. Morgan Securities Inc. ..................     33,750,000       26,250,000
                                                 ------------     ------------
                                                 $225,000,000     $175,000,000
                                                 ============     ============

     CFC has been advised by the Underwriters that the Underwriters propose to offer the Bonds to the public initially at the offering price set forth on the cover of this Prospectus Supplement and to certain dealers at such price less a selling concession of 0.40% of the principal amount on the Bonds due 2008 and 0.50% of the principal amount of the Bonds due 2018. The Underwriters may allow and each such dealer may reallow to other dealers a concession not exceeding 0.25% of the principal amount on each Series of Bonds. After the initial public offering, such public offering price and such concessions and reallowances may be changed.

     In connection with the offering made hereby, the Underwriters may purchase and sell the Bonds in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Bonds, and short positions created by the Underwriters involve the sale by the Underwriters of a greater aggregate principal amount of Bonds than they are required to purchase from CFC. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Bonds sold in the offering may be reclaimed by the Underwriters if such Bonds are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Bonds, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Bonds are a new issue of securities with no established trading market. CFC has been advised by the Underwriters that they intend to make a market in the Bonds but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Bonds. The Bonds will not be listed on any securities exchange.

     CFC has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with CFC and its affiliates.

     See "Plan of Distribution" in the Prospectus for further information regarding the distribution of the Bonds.

                      [This Page Intentionally Left Blank]

PROSPECTUS

                                   [CFC LOGO]

                            NATIONAL RURAL UTILITIES
                        COOPERATIVE FINANCE CORPORATION

                                  $500,000,000

                             COLLATERAL TRUST BONDS

                            ------------------------

CFC plans to issue from time to time up to $500,000,000 of Collateral Trust Bonds. We will provide the specific terms of these securities in supplements to this Prospectus. The Bonds may be offered to domestic and foreign investors through:

- direct sale by CFC, or

- agents designated by CFC, or

- underwriters or a group of underwriters.

Investors may have tax consequences related to the purchase and sale of these Bonds. Please review the United States Taxation section on page 11 of this Prospectus.

                            ------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

This Prospectus may not be used to consummate sales of Bonds unless accompanied by a Prospectus Supplement.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 30, 1998

                             AVAILABLE INFORMATION

CFC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected at the office of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the Regional Offices of the Commission at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies can also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 at the prescribed rates or through the Commission's web site (http://www.sec.gov). In addition, certain of the Company's securities are listed on, and reports and other information concerning the Company can also be inspected at, the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
                             ---------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus.

     1. The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1998.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1998.

     3. The Company's Current Reports on Form 8-K dated June 22, 1998 and August 28, 1998.

All documents subsequently filed by CFC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Bonds, shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

CFC will furnish without charge upon written or oral request by any person, including any beneficial owner, to whom this Prospectus is delivered a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to Steven L. Lilly, Senior Vice President and Chief Financial Officer, National Rural Utilities Cooperative Finance Corporation, Woodland Park, 2201 Cooperative Way, Herndon, VA 20171. Telephone requests may be directed to (703) 709-6700.
                             ---------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THE DOCUMENT. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                                  THE COMPANY

National Rural Utilities Cooperative Finance Corporation ("CFC" or the "Company") was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in April 1969. The principal purpose of CFC is to provide its members with a source of financing to supplement the loan programs of the Rural Utilities Service ("RUS") (formerly the Rural Electrification Administration) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members ("Utility Members") to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organization members ("Service Members") to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members, and in addition has provided loans or guarantees through National Cooperative Services Corporation ("NCSC") in connection with certain lease transactions of its members. Also, through Rural Telephone Finance Cooperative ("RTFC"), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. In addition, through Guaranty Funding Cooperative ("GFC"), a controlled affiliate of CFC established in 1991, CFC provides financing for certain members to refinance their debt to the Federal Financing Bank of the United States Treasury ("FFB"). CFC's offices are located at Woodland Park, 2201 Cooperative Way, Herndon, VA 20171 and its telephone number is (703) 709-6700.

CFC's 1,052 members as of May 31, 1998 included 903 Utility Members, virtually all of which are consumer-owned cooperatives, 75 Service Members and 74 associate members. The Utility Members included 835 distribution systems and 68 generation and transmission ("power supply") systems operating in 46 states and U.S. territories.

CFC's long-term loans to Utility Members generally have 35-year maturities. They are made primarily in conjunction with concurrent RUS loans and are generally secured ratably with RUS's loans by a common mortgage on substantially all the Utility Member's property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are offered daily based on CFC's overall cost of long-term capital and may be obtained for any period from one year through the life of the loan. Variable rates are adjusted monthly in line with changes in CFC's cost of short-term funds.

CFC makes short-term line-of-credit loans and intermediate-term loans with up to five-year maturities. Short-term line-of-credit and intermediate-term loans are made on either a secured or an unsecured basis. Rates on these loans may be adjusted semi-monthly in line with changes in CFC's short-term cost of funds. The intermediate-term loans are generally made to power supply systems in connection with the planning and construction of new generating plants and transmission facilities.

CFC also makes loans to telecommunication systems through RTFC. Such loans are long-term fixed or variable rate loans with maturities up to 20 years and short-term loans.

CFC's guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage (often joint with RUS) on the system's property or, in the case of a lease transaction, on the leased property. Holders of $1,017.8 million of the guaranteed pollution control debt (at May 31, 1998) had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At May 31, 1998, the allowance was $250.1 million. At May 31, 1998, CFC's ten largest borrowers, which were primarily power supply members, had outstanding loans totaling $1,397.1 million which represented approximately 13.3% of CFC's total loans outstanding. As of May 31, 1998, outstanding guarantees for these same ten largest borrowers totaled $976.2 million, which represented 46.9% of CFC's total guarantees outstanding, including guarantees of the maximum amounts of lease obligations at such date. On that date, no member had loans and guarantees outstanding in excess of 10% of the aggregate amount of

CFC's outstanding loans and guarantees; however, one of the ten largest borrowers, Deseret Generation & Transmission Co-operative ("Deseret"), was operating under a restructuring agreement (See "THE RURAL ELECTRIC SYSTEMS--Power Supply Systems"). At May 31, 1998, loans outstanding to Deseret (excluding loans guaranteed by RUS) accounted for 3.1% of total loans outstanding. Guarantees outstanding for Deseret accounted for 15.2% of total guarantees outstanding. Total loans and guarantees outstanding to and for Deseret equalled 36.7% of total Members' Equity, Members' Subordinated Certificates and the allowance for loan losses.

                                USE OF PROCEEDS

Except as may be otherwise provided in a Prospectus Supplement, the net proceeds from the sale of the Bonds will be added to the general funds of the Company and will be available for making loans to members, the repayment of short-term borrowings, the refinancing of existing long-term debt and for other corporate purposes. The Company expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

                         SUMMARY FINANCIAL INFORMATION

The following is a summary of selected financial data for each of the five years ended May 31, 1998.

                                     1998          1997         1996         1995         1994
                                     ----          ----         ----         ----         ----
                                                   (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
Operating income................  $   637,573   $  564,439   $  505,073   $  440,109   $  324,682
                                  ===========   ==========   ==========   ==========   ==========
Operating margin................  $    54,411   $   51,530   $   46,857   $   41,803   $   29,159
Nonoperating income.............        2,611        3,206        3,764        3,409        4,029
Gain on sale of land............        5,194           --           --           --           --
Extraordinary loss(A)...........           --           --       (1,580)          --           --
                                  -----------   ----------   ----------   ----------   ----------
Net margins.....................  $    62,216   $   54,736   $   49,041   $   45,212   $   33,188
                                  ===========   ==========   ==========   ==========   ==========
Fixed charge coverage
  ratio(A)......................         1.12         1.12         1.12         1.13         1.13
                                  ===========   ==========   ==========   ==========   ==========
As of May 31:
Assets..........................  $10,682,888   $9,057,494   $8,054,089   $7,080,789   $6,224,296
                                  ===========   ==========   ==========   ==========   ==========
Long-term debt(B)...............  $ 4,697,296   $3,596,231   $3,682,421   $3,423,031   $2,841,220
                                  ===========   ==========   ==========   ==========   ==========
Quarterly Income Capital
  Securities....................  $   200,000   $  125,000   $       --   $       --   $       --
                                  ===========   ==========   ==========   ==========   ==========
Members' Subordinated
  Certificates..................  $ 1,229,166   $1,212,486   $1,207,684   $1,234,715   $1,222,858
                                  ===========   ==========   ==========   ==========   ==========
Members' Equity.................  $   279,278   $  271,594   $  269,641   $  270,221   $  260,968
                                  ===========   ==========   ==========   ==========   ==========
Leverage ratio(C)...............         6.37         5.84         5.69         5.13         4.63
                                  ===========   ==========   ==========   ==========   ==========
Debt to equity ratio(D).........         4.51         3.97         3.63         3.01         2.52
                                  ===========   ==========   ==========   ==========   ==========

---------------
(A) Extraordinary loss for the year ended May 31, 1996, represents the premium in connection with the prepayment of Collateral Trust Bonds. Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

(B) Includes commercial paper reclassified as long-term debt and excludes $327.3 million, $268.7 million, $351.5 million, $262.7 million and $200.8 million in long-term debt that comes due, matures and/or will be redeemed early during fiscal years 1999, 1998, 1997, 1996 and 1995, respectively.

(C) In accordance with CFC's revolving credit agreements, the leverage ratio is calculated by dividing debt and guarantees outstanding, excluding and Quarterly Income Capital Securities and debt used to fund loans guaranteed by the U.S. Government, by the total of Quarterly Income Capital Securities, Members' Subordinated Certificates and Members' Equity.

(D) The debt to equity ratio is calculated by dividing debt outstanding, excluding Quarterly Income Capital Securities and debt used to fund loans guaranteed by RUS, by the total of Quarterly Income Capital Securities, Members' Subordinated Certificates, Members' Equity and the loan loss allowance.

CFC has had outstanding guarantees for its members' indebtedness in each of the fiscal years shown above. Members' interest expense on such indebtedness was approximately $90.8 million for the year ended May 31, 1998.

The Company does not have outstanding any common stock and does not pay dividends. Under current policies, CFC retires Patronage Capital Certificates, which represent annual allocations of CFC's net margins, 70% during the next fiscal year, and expects to retire the remaining 30% after 15 years with due regard for CFC's financial condition.

                                 CAPITALIZATION

The following table shows the capitalization of CFC as of August 31, 1998.

                                                              (DOLLARS IN
                                                              THOUSANDS)
SENIOR DEBT:
  Short-term Debt(A)........................................  $ 3,779,955
  Long-term Debt(A).........................................    5,460,652
                                                              -----------
          Total Senior Debt(B)..............................    9,240,607
                                                              -----------
SUBORDINATED DEBT AND MEMBERS' EQUITY:
  Quarterly Income Capital Securities(C)....................      400,000
  Members' Subordinated Certificates(D).....................    1,241,046
  Members' Equity(E)........................................      239,956
                                                              -----------
          Total Capitalization..............................  $11,121,609
                                                              ===========

------------
(A) Short-term indebtedness is used to fund CFC's short-, intermediate- and long-term variable rate loans, as well as its long-term fixed rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, CFC had at August 31, 1998, bank revolving credit agreements providing for borrowings aggregating up to $5,217.5 million. CFC's ability to borrow under the revolving credit agreements is subject to continued satisfaction of certain conditions, including the maintenance of Members' Equity and Members' Subordinated Certificates of at least $1,356.7 million increased each fiscal year by 90% of net margins not distributed to members and an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit CFC from pledging collateral in excess of 150% of the principal amount of collateral trust bonds outstanding. Commercial Paper in the amount of $2,345.0 million, which is supported by a five-year revolving credit agreement, is shown as long-term debt. Long-term debt also includes CFC's outstanding Collateral Trust Bonds and Medium-Term Notes.

(B) At August 31, 1998, CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $1,142.0 million. Guaranteed tax-exempt securities include $1,012.9 million of long-term adjustable or floating/fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At August 31, 1998, CFC had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $880.2 million.

(C) As of August 31, 1998, CFC had issued a total of $400.0 million of Quarterly Income Capital Securities ("QUICS"). QUICS are subordinate and junior in right of payment to senior indebtedness. CFC has the right at any time and from time to time during the term of the QUICS to defer the payment of interest for up to 20 consecutive quarters.

(D) Subordinated Certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC's extension of long-term credit to them. Those issued as a condition of membership ($644.8 million at August 31, 1998) generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

(E) CFC allocates its net margins among its members in proportion to interest earned by CFC from such members. CFC intends to return the amounts so allocated to its members 70% in the following year and the remaining 30% after 15 years with due regard for CFC's financial condition. The unretired allocations for fiscal years 1988-1993 are being retired over the 15-year period from 1994 through 2008. The current policy of RTFC is to retire 70% of current year's margins with 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors. The current policy of GFC is to retire 100% of current year's margins shortly after the end of the fiscal year.

                                DESCRIPTION OF BONDS

The Bonds are to be issued under an indenture dated as of February 15, 1994 (said Indenture, as supplemented from time to time, being herein called the "Indenture"), between CFC and First Bank National Association, as Trustee (the "Trustee"), which Indenture is an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete, and, where particular provisions of the Indenture are referred to, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries, which are qualified in their entirety by such reference. Section references in this Description of Bonds are to sections of the Indenture.

CFC may maintain banking relationships in the ordinary course of business with First Bank National Association, including the making of investments through, and borrowings from, said bank.

The Indenture provides that additional debt securities may be issued thereunder without limitation as to aggregate principal amount except as described below under "Security," as authorized from time to time by CFC's Board of Directors. (Sections 2.01, 2.02 and 2.03) Bonds issued at any time under the Indenture are referred to herein collectively as "Collateral Trust Bonds," which term does not include Series E-2 and Series V Collateral Trust Bonds, which bonds were issued under a prior indenture. The terms of Bonds of any series will be set forth in or pursuant to a Board resolution or supplemental indenture adopted or entered into prior to the time of the issuance thereof. (Sections 2.03 and 13.01) The Bonds will rank and be secured equally and ratably with each other.

GENERAL

Reference is made to the Prospectus Supplement for the following terms of the Bonds with respect to which this Prospectus is delivered: (i) the title of such Bonds; (ii) any limit upon the aggregate principal amount of such Bonds; (iii) the persons to whom interest on such Bonds shall be payable, if other than the persons in whose names such Bonds are registered; (iv) the date or dates on which the principal of such Bonds is payable or the method by which such date or dates shall be determined; (v) the rate or rates, if any, at which such Bonds shall bear interest or any method by which such rate or rates shall be determined; (vi) the date or dates from which such interest, if any, shall accrue and the date or dates on which such interest, if any, shall be payable;
(vii) the place or places at which the principal of and premium, if any, and interest, if any, on such Bonds shall be payable and registration of transfer or exchanges of such Bonds may be effected, and the registrar for such Bonds;
(viii) the terms and conditions upon which such Bonds may be redeemed, including any sinking fund or other mandatory redemption provisions; (ix) the denominations in which such Bonds shall be issuable if other than denominations of $1,000 and any integral multiple thereof; (x) the coin or currency in which payment of the principal of and premium, if any, and interest, if any, on such Bonds shall be payable (if other than the coin or currency in which such Bonds are denominated), and, if the principal of or premium, if any, or interest, if any, on such Bonds are to be payable, at the election of the Company or a holder thereof, in a coin or currency other than that in which such Bonds are denominated, the period or periods within which, and the terms and conditions upon which, such election may be made, and if denominated or payable in any coin or currency, including composite currencies, other then U.S. dollars, the method by which such Bonds shall be valued; (xi) if the principal of or premium, if any, or interest, if any, on such Bonds are to be payable in securities or other property at the election of the Company or a holder thereof, the type and amount of such securities or other property, or the method by which such amount shall be determined, and the periods within which, and the terms and conditions upon which, any such election may be made;
(xii) if the amount payable in respect of principal of or premium, if any, or interest, if any, on such Bonds may be determined with reference to an index, the manner in which such amounts shall be determined; (xiii) if other than the principal amount thereof, the portion of the principal amount of such Bonds, or any tranche thereof, which shall be payable upon declaration of the acceleration of the maturity thereof; (xiv) the terms, if any, pursuant to which such Bonds may be converted into or exchanged for shares of capital stock or other securities of the Company or any other person; (xv) if such Bonds are to be issued in global form, the depositary with respect to such global bond or bonds and any limitations on the rights of the holder or holders of such bonds to transfer or exchange the same or to obtain the registration of transfer thereof or to obtain certificates therefor in definitive form in lieu of temporary form;
(xvi) if such Bonds are to be issuable as bearer securities, any and all matters incidental thereto; (xvii) the right, if any, of the Company to limit or discharge the indenture as to such Bonds; (xviii) whether and under what circumstances the Company will pay additional amounts on such Bonds held by a Person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms the Company will have the option to redeem such Bonds rather than pay such additional amounts; and (xix) any other terms of such Bonds not inconsistent with the Indenture. (Section 2.03)

The Bonds may be issued in registered form without coupons, in a form registered as to principal only with or without coupons, in bearer form with or without coupons or any combination thereof. In addition, all or a portion of the Bonds may be issued in temporary or definitive global form. Bonds in bearer form are offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions. See "LIMITATIONS ON ISSUANCE OF BEARER BONDS."

The Bonds may be sold for U.S. dollars, foreign currencies or foreign currency units, and the principal (including any premium) and any interest on the Bonds may be payable in U.S. dollars, foreign currencies or foreign currency units. The Bonds may be issued in one or more series with the same or various maturities at or above par or with an original issue discount. The specific designation, aggregate principal amount, currency, currencies or currency unit or units in which the principal, premium, if any, or interest, if any, is payable, authorized denominations, purchase price, maturity, rate (or method of calculation) and time of payment of any interest, any redemption terms, any listing on a securities exchange, or other specific terms of the Bonds in respect of which this Prospectus is being delivered ("Offered Bonds") are set forth in the accompanying Prospectus Supplement or in a supplement thereto relating to the specific Offered Bonds, together with the terms of offering of the Offered Bonds.

SECURITY

The Bonds will be secured, equally with outstanding Collateral Trust Bonds, by the pledge with the Trustee of Eligible Collateral having an Allowable Amount of at least 100% of the principal amount of Collateral Trust Bonds outstanding. The Indenture provides that Eligible Collateral shall consist of cash, Eligible Mortgage Notes of Distribution System Members and Permitted Investments. The "Allowable Amount" of cash is 100% thereof, the "Allowable Amount" of Eligible Mortgage Notes is the amount advanced thereon and not repaid and the "Allowable Amount" of Permitted Investments is their cost to CFC (exclusive of accrued interest and brokerage commissions), except that the "Allowable Amount" of Permitted Investments traded on a national securities exchange or in any over-the-counter market is their fair market value as determined by CFC. For purposes of the Indenture and as used in describing the Bonds herein, a "Member" is any person which is a member or patron of CFC; and a "Distribution System Member" is a Member 50% or more of whose gross operating revenues are derived from sales of electricity to ultimate consumers. (Sections 1.01 and 3.01)

As a condition to the authentication and delivery of Bonds (or, for certain series of Bonds, prior only to the first issuance thereof and if such certification has not been made as of a date 90 days prior to the authentication and delivery of such Bonds) or to the withdrawal of Collateral, and in any event at least once a year, CFC must certify to the Trustee that:

          (1) the Allowable Amount of Eligible Collateral pledged under the Indenture is at least equal to 100% of the aggregate principal amount of Collateral Trust Bonds to be outstanding;

          (2) each Eligible Mortgage Note included in the Eligible Collateral so certified is an Eligible Mortgage Note of a Distribution System Member having an Equity Ratio of at least 20% and an Average Coverage Ratio of at least 1.35; and

          (3) the aggregate Allowable Amount of all Eligible Mortgage Notes of any one Distribution System Member so certified does not exceed 10% of the aggregate Allowable Amount of all Eligible Collateral so certified. (Sections 3.01, 6.01 and 7.13)

CFC is also entitled to the authentication and delivery of Collateral Trust Bonds on the basis of the retirement of outstanding Collateral Trust Bonds at their final maturity or by redemption at the option of CFC. (Sections 3.02 and 3.03)

The Indenture provides that Collateral Trust Bonds of one or more other series may be issued thereunder without limitation as to aggregate principal amount, subject to the restriction described under "Restriction on Indebtedness", so long as the Allowable Amount of Eligible Collateral pledged under the Indenture is at least equal to the aggregate principal amount of Collateral Trust Bonds to be outstanding and meets the other requirements set forth herein. (Sections 2.03 and 13.01) "Eligible Mortgage Note" means a note or bond of a Distribution System Member which is secured by a Mortgage under which no default exists with respect to the covenants required by the Indenture to be contained in a Mortgage (as described below), unless consented to by the mortgagees to the extent permitted in the Mortgage and the Indenture, and under which no "event of default" as defined in the Mortgage shall have occurred and shall have resulted in the exercise of remedies. (Section 1.01)

"Equity Ratio" is determined by dividing the sum of the Member's equities and margins at the end of the particular year by the Member's total assets and other debts at such date; and "Coverage Ratio" is determined by dividing the sum of the Member's patronage capital and operating margins, non-operating margins-interest, cash received in respect of power supply systems and other capital credits, depreciation and amortization expense and interest expense with respect to long-term debt by the Member's long-term debt service obligations in respect of such year (but in the event any portion of such Member's long-term debt is refinanced during such year the long-term debt service obligations during such year in respect thereof will be based upon the larger of (x) an annualization of such obligations with respect to the refinancing debt during the portion of the year such refinancing debt is outstanding and (y) the long-term debt service obligations during the following year on such refinancing debt). These terms are determined in accordance with the system of accounting used for REA reporting or if such Member is not required to maintain its accounts in accordance with such system, then in accordance with generally accepted accounting principles, except that the Indenture requires that interest expense and long-term debt service obligations include 33 1/3% of the amount by which (x) rental payments by such Member with regard to certain property having an initial cost greater than $250,000 exceed (y) 2% of such Member's equities and margins, each in respect of such year. For RUS reporting purposes and for purposes of CFC's calculation of borrowers' ratios, obligations under take-or-pay power contracts, guaranties and other contingent obligations are not considered debt of a Member. "Average Coverage Ratios" are computed by averaging the best two of the three calendar years preceding the date of determination. (Section 1.01) The effect of these provisions is to exclude from the computation of the Coverage Ratio capital credits except to the extent received by the Member in the form of cash.

The Indenture requires that each Mortgage securing an Eligible Mortgage Note be a first mortgage on the property then owned or thereafter acquired by the Member issuing the Note (or, in the case of certain public agency borrowers, on such Member's revenues), subject to usual exceptions in mortgages of utility companies, and that, if the Mortgage is a common mortgage with RUS or any other lender, the mortgagees be secured equally and ratably. (Section 1.01 and Schedule I) There are no requirements in the Indenture as to the value of the property subject to the lien of a Mortgage.

The Indenture provides that, unless an Event of Default under the Indenture exists, and other than certain limited duties specified in the Indenture, the Trustee shall have no duties or responsibilities with regard to any Mortgage and no responsibilities with regard to the value of any property subject thereto. (Section 4.03)

"Permitted Investments" are defined to include certain obligations of or guaranteed by the United States and of states and municipalities and agencies thereof which are rated AA (or equivalent) or better by at least two nationally recognized statistical rating agencies and which mature not more than two years after purchase, certificates of deposit or time deposits of a bank or trust company having at least $500,000,000 of capital and surplus and maturing not more than two years after purchase and commercial paper of bank holding companies or other corporate issuers (other than CFC) generally rated in the highest category by at least two nationally recognized statistical rating agencies and maturing not more than one year after purchase. (Section 5.03)

EXERCISE OF RIGHTS

Until the occurrence of an Event of Default under the Indenture, CFC retains the right to control the exercise of rights and powers under Eligible Mortgage Notes and Mortgages pledged under the Indenture. (Section 15.01) Mortgages which also secure notes issued to RUS provide that RUS will have the exclusive right for an initial 30-day period to initiate and control enforcement proceedings on behalf of the holders of all the notes secured by the particular Mortgage, including those held by the Trustee.

RESTRICTION ON INDEBTEDNESS

CFC may not incur any Superior Indebtedness or make any optional prepayment on any Capital Term Certificate if, as a result, the principal amount of Superior Indebtedness outstanding thereafter or on any future date, less the principal amount of a Government or Government Insured Obligations held by CFC on the determination date, would exceed 20 times the sum of the Members' equity in CFC at the time of determination plus the principal amount of Capital Term Certificates outstanding at the time of determination or at such given future date, as the case may be. The principal amounts of Superior Indebtedness and Capital Term Certificates to be outstanding on any future given date will be computed after giving effect to maturities and sinking fund requirements. (Section 7.11) "Superior Indebtedness" means all indebtedness of CFC (including all guarantees by CFC of indebtedness of others) except Capital Term Certificates. (Section 1.01). A "Capital Term Certificate" is defined for the purposes of the Indenture as a note of CFC substantially in the form of the capital term certificates of CFC outstanding on the date of the Indenture and any other indebtedness having substantially similar provisions as to subordination. (Section 1.01). "Government or Government Insured Obligations" means obligations held by CFC which relate to the RUS or successor programs and which are obligations of the United States or any agency thereof or which are guaranteed or insured by the United States government or any agency thereof. (Section 7.11) As of August 31, 1998, CFC had $11,247.8 million outstanding of Superior Indebtedness and within the restrictions of the Indenture was permitted to have outstanding an additional $26,372.2 million of Superior Indebtedness.

Unless an Event of Default shall occur, CFC will be entitled to receive and retain all payments on account of principal, premium and interest on the Eligible Mortgage Notes and Permitted Investments on deposit with the Trustee. (Section 4.02)

MODIFICATIONS

Modifications of the provisions of the Indenture may be made with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding Collateral Trust Bonds, but, without the consent of the holder of each Collateral Trust Bond affected thereby, no such modification shall (i) effect a reduction, or an extension of the stated time of payment, of the principal of or interest on any Collateral Trust Bond or of any premium payable on redemption, (ii) permit the creation of any prior or equal lien on the securities or other property pledged under the Indenture (except as expressly permitted) or deprive the holder of any Collateral Trust Bond (except as expressly permitted) of the lien created by the Indenture or (iii) reduce the above-stated percentage of holders of Collateral Trust Bonds whose consent is required to modify the Indenture or the percentage of holders of Collateral Trust Bonds whose consent is required for any waiver under the Indenture. (Section 13.02)

The Indenture provides that the Company and the Trustee may, without the consent of any holders of Collateral Trust Bonds, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, establishing the form or terms of Bonds of any series, changing or eliminating any restriction on the manner or place of payment of principal of or interest on Bearer Bonds or, provided such action shall not adversely affect the interests of the holders of any series of Bonds in any material respect, curing ambiguities or inconsistencies in the Indenture or making other provisions with respect to matters arising under the Indenture. (Section 13.01)

WAIVER OF CERTAIN COVENANTS

The Indenture provides that the Company may omit to comply with certain restrictive covenants (including that described above under "Restriction on Indebtedness") if the holders of not less than a majority in principal amount of all series of Collateral Trust Bonds at the time outstanding affected thereby (acting as one class) waive compliance with such restrictive covenants. (Section 7.16)

EVENTS OF DEFAULT

The Indenture provides that the following constitute "Events of Default" thereunder: (i) default in the payment of interest on any Bonds continuing for 30 days; (ii) default in the payment of the principal of (or, premium, if any,
on) any Bonds at their maturity or upon redemption; (iii) default in the making of any sinking fund payment on any Bonds which provide for mandatory sinking fund payments; (iv) default in the performance of specified covenants in the Indenture for 60 days after such default is known to any officer of CFC, including the restriction on indebtedness and the covenant to maintain Eligible Collateral outlined above; (v) failure to perform any other covenant in the Indenture for 60 days after notice from the Trustee to the Company or from holders of at least 25% in principal amount of Bonds outstanding to the Trustee and (vi) specified events of bankruptcy, reorganization or insolvency. (Section 9.01)

CFC is required to file with the Trustee annually a written statement as to CFC's compliance with the conditions and covenants under the Indenture. (Section 7.15) In case an Event of Default should occur and be continuing, the Trustee or the holders of at least 25% in principal amount of the Bonds then outstanding may declare the principal of the Bonds to be due and payable. Each declaration may, under certain circumstances, be rescinded by the holders of a majority in principal amount of the Bonds at the time outstanding. (Section 9.02)

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Bonds, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the Indenture, the holders of a majority in principal amount of the Bonds at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee is not required to expend or risk its own funds or incur financial liability if it has reasonable ground for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. (Sections 9.08, 10.01 and 10.03)

The Indenture provides that upon receipt by the Trustee of notice of an Event of Default, declaring an acceleration or directing the time, method or place of conducting a proceeding at law if an Event of Default has occurred and is continuing, the Trustee shall, with respect to any series of Bonds represented by a global bond or bonds, and may, with respect to any other series of Bonds, establish a record dated for the purpose of determining holders of outstanding Bonds of such series entitled to join in such notice. (Section 9.01)

SATISFACTION AND DISCHARGE; DEFEASANCE

At the request of the Company, the Indenture will cease to be in effect as to the Company (except for certain obligations to register the transfer or exchange of Bonds and hold moneys for payment in trust) with respect to the Bonds when
(i) the principal of and interest on Bonds and coupons, if any, have been paid and/or the Company has deposited with the Trustee, in trust, money and U.S. Government Obligations (as defined in the Indenture), which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and interest on, the Bonds in accordance with the terms of the Bonds, or (ii) such Bonds or coupons are deemed paid and discharged in the manner described in the next paragraph. (Section 14.01)

Unless the Prospectus Supplement relating to the Offered Bonds provides otherwise, the Company at its option (a) will be Discharged (as such term is defined in the Indenture) from any and all obligations in respect of the Offered Bonds (except for certain obligations to register the transfer or exchange of Bonds, replace stolen, lost or mutilated Bonds and coupons, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture (including those described above under "Restriction on Indebtedness"), in each case after the Company deposits with the Trustee, in trust, money, and, in the case of Bonds and coupons denominated in a foreign currency, Foreign Government Securities, as defined in the Indenture, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency unit or units in which the Offered Bonds are payable all the principal of, and interest on, the Offered Bonds on the dates such payments are due in accordance with the terms of the Offered Bonds. Among the conditions to the Company's exercising any such option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Offered Bonds to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance has not occurred. (Section 14.02)

At the request of the Company, the Trustee will deliver or pay to the Company any U.S. Government Obligations, Foreign Government Securities or money deposited, for the purposes described in the preceding two paragraphs, with the Trustee by the Company and which, in the opinion of a nationally-recognized firm of independent public accountants, are in excess of the amount thereof which would then have been required to be deposited for such purposes. In addition, the Trustee, in exchange for, simultaneously, other U.S. Government Obligations, Foreign Government Securities or money, will deliver or pay to the Company, at the Company's request, U.S Government Obligations, Foreign Government Securities or money deposited with the Trustee for the purposes described in the preceding two paragraphs, provided that, in the opinion of a nationally-recognized firm of independent public accountants, immediately after such exchange the obligations, securities or money then held by the Trustee will be in such amount as would then have been required to be deposited with the Trustee for such purposes. (Section 14.02)

                    LIMITATIONS ON ISSUANCE OF BEARER BONDS

Under U.S. federal tax laws, certain limitations on offers, sales and delivery apply to Bearer Bonds. These limitations, as well as additional information regarding the U.S. federal income tax consequences in respect of a Bearer Bond, will be set forth in any Prospectus Supplement providing for the issuance of Bearer Bonds.

                             UNITED STATES TAXATION

The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Registered Bonds. The summary reflects present law, which is subject to prospective and retroactive changes. It is not intended as tax advice, and it does not describe all of the tax considerations that may be relevant to a prospective purchaser. The summary addresses only original purchasers of the Bonds that hold the Bonds as capital assets. It does not address U.S. federal income tax issues relevant to purchasers subject to special rules, such as banks, securities dealers, life insurance companies, controlled foreign corporations, persons holding Bonds in connection with a hedge or as a position in a "straddle" or persons having a functional currency other than the U.S. dollar. The summary does not consider the tax consequences of Bonds with terms other than those described in this Prospectus. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE BONDS UNDER THE LAWS OF THE UNITED STATES AND OTHER JURISDICTIONS WHERE PURCHASERS ARE SUBJECT TO TAXATION.

For the purposes of this discussion, "U.S. Holder" means (i) a beneficial owner of the Bonds that is a citizen or resident of the United States, a corporation or partnership organized in or under the laws of the United States or any political subdivision thereof, a trust subject to the control of a United States person and the primary supervision of a United States court, or an estate the income of which is subject to U.S. federal income taxation regardless of its source or (ii) any other beneficial owner as to which income from the Bonds is effectively connected with the conduct of a trade or business within the United States. The term "Non-U.S. Holder" refers to any beneficial owner of the Bonds other than a U.S. Holder.

U.S. HOLDERS

PAYMENTS OF INTEREST

Interest on a Bond generally will be taxable to a U.S. Holder as ordinary interest income at the time of receipt or accrual in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Special rules for the interest on Bonds with original issue discount are described below.

ORIGINAL ISSUE DISCOUNT

The following is a summary of the U.S. federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Bonds issued with original issue discount ("OID"). The following summary is based on sections 1271 through 1273 and section 1275 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and on certain final regulations of the U.S. Department of Treasury issued in 1994 and 1996 (the "OID Regulations") interpreting these provisions.

General. A U.S. Holder of a Bond issued at a discount with a maturity of more than one year after the date of issue must include OID in income over the term of the Bond. The U.S. Holder generally must include in gross income for the taxable year the sum of the daily portions of OID that accrue on the Bond for each day during the year in which such holder held the Bond. Accordingly, a U.S. Holder will be required to include amounts attributable to OID in income before receiving cash attributable to that income.

A Bond has OID for U.S. federal income tax purposes to the extent that the Bond's stated redemption price at maturity exceeds its issue price. The issue price of a Bond is the initial offering price at which a substantial amount of the Bonds is sold to the public (excluding bond houses, brokers or similar persons). The stated redemption price of a Bond is the total of all payments due on the Bond other than payments of "qualified stated interest." A Bond is not treated as issued at a discount, however, if the discount is less than 1/4 of 1 percent of the Bond's stated redemption price at maturity multiplied by the number of complete years to maturity ("de minimis OID"). A Bond that bears interest for any accrual period at a rate below the rate for the remaining term of the Bond (e.g., a Bond with a "teaser rate") also will not be treated as issued at a discount solely on account of that feature if the foregone interest is less than 1/4 of 1 percent of the Bond's adjusted stated redemption price multiplied by the number of complete years to maturity.

Qualified stated interest is interest that is payable unconditionally in cash or in property (other than debt of the issuer) at least annually at either (a) a single fixed rate that appropriately takes into account the length of the interval between payments or (b) certain variable rates.

To determine the daily portions of OID, OID accruing during an accrual period is divided by the number of days in the period. Except as described below under "Variable Rate Bonds", the amount of OID accruing during an accrual period is determined by using a constant yield to maturity method. The accrued amount for any period is the excess of (i) the product of the Bond's adjusted issue price at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted for the length of the accrual period) over (ii) the amount of any qualified stated interest payments allocable to the accrual period. The adjusted issue price of a Bond at the beginning of any accrual period generally equals the issue price of the Bond increased by the aggregate amount of OID that accrued on that Bond in all prior accrual periods and reduced by the amount of payments in prior accrual periods other than payments of qualified stated interest.

A U.S. Holder of a Bond issued at a discount that purchases the Bond for more than the Bond's adjusted issue price but less than or equal to the Bond's stated redemption price at maturity may reduce the daily portions of OID includible in gross income by daily portions of the acquisition premium paid for the Bond.

Variable Rate Bonds. Special rules apply to the U.S. Holder of a Bond that bears interest at certain types of variable rates (a "Variable Rate Bond"). For these purposes, a Variable Rate Bond is one that bears interest at the current values of (i) one or more "qualified floating rates," (ii) a single fixed rate followed by one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and an objective rate that is a qualified inverse floating rate. A qualified floating rate is any floating rate the variations in which reasonably can be expected to measure contemporaneous variations in the cost of newly-borrowed funds (e.g., LIBOR). Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate is a qualified floating rate if it is equal to either (i) the product of a qualified floating rate and a fixed multiple rate that is greater than 0.65 but not more than 1.35 or (ii) the product of a qualified floating rate and a fixed multiple rate that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate. In addition, under the OID Regulations, two or more qualified floating rates with values within 25 basis points of each other (as determined on the Variable Rate Bond's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum or minimum numerical limitation (i.e., a cap or floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the Bond. An objective rate is any rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not be considered an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Bond's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Bond's term. A qualified inverse floating rate is a fixed rate minus a qualified floating rate whose variations can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. A fixed rate for an initial period of less than one year followed by a qualified floating rate or an objective rate together constitute a single qualified floating rate or objective rate if the value of the qualified floating rate or objective rate on the issue date is intended to approximate the fixed rate.

In general, to compute the accrual of OID on a Variable Rate Bond, the OID Regulations convert the Variable Rate Bond into a fixed rate debt instrument and then apply the general rules discussed above to the deemed fixed rate debt instrument. If a Variable Rate Bond provides for stated interest at either a single qualified floating rate or objective rate that is unconditionally payable at least annually, (a) all stated interest with respect to the Variable Rate Bond is treated as qualified stated interest and (b) the amount of qualified stated interest and the amount of OID, if any, that accrues during an accrual period is determined under the rules applicable to fixed rate debt instruments discussed above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date of the Variable Rate Bond, of the qualified floating rate or the qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Rate Bond.

If the Variable Rate Bond does not provide for stated interest as described in the preceding paragraph, to determine the amounts of interest and OID accruals an "equivalent fixed rate debt instrument" must be constructed. The equivalent fixed rate debt instrument has terms that are identical to those provided under the Variable Rate Bond, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the qualified floating rates or objective rate provided under the Variable Rate Bond. The fixed rate substitute
(a) for each qualified floating rate is the value of each such rate as of the issue date of the Variable Rate Bond (with appropriate adjustment for any differences in intervals between interest adjustment dates), (b) for a qualified inverse floating rate is the value of the qualified inverse floating rate as of the issue date of the Variable Rate Bond and (c) for an objective rate (other than a qualified inverse floating rate) is a fixed rate that reflects the yield that is reasonably expected for the Variable Rate Bond. The amounts of qualified stated interest and OID, if any, are determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments as described above and are taken into account as if the holder of the Bond held the equivalent fixed rate debt instrument. Qualified stated interest or OID allocable to an accrual period is increased (or decreased) if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. This increase or decrease is an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period. Otherwise, this increase or decrease is an adjustment to OID for the accrual period. If the Variable Rate Bond provides for interest at a qualified floating rate or qualified inverse floating rate and also provides for stated interest at a single fixed rate (other than a single fixed rate for an initial period of less than one year that is intended to approximate the value of the qualified floating or objective rate), in constructing the equivalent fixed rate debt instrument, such a Variable Rate Bond is treated as if it provided for a qualified floating rate (or qualified inverse floating rate, as the case may be) instead of the fixed rate, which qualified floating (or inverse floating) rate is such that the Variable Rate Bond would have the same fair market value as of its issue date. The foregoing rules do not apply, and a Bond is treated as a Contingent Payment Bond (defined below), if its issue price exceeds the total of noncontingent principal payments by more than the lesser of (i) the product of
 .015, the total noncontingent principal payments and the number of complete years to maturity (or a lesser amount if principal is payable in installments) or (ii) 15 percent of the total noncontingent principal payments.

Optional Redemption. For purposes of determining the yield and maturity of a Bond, the Company will be presumed to exercise any right to redeem a Bond before its stated maturity or to extend the maturity of a Bond if exercise would reduce the yield on the Bond. Likewise, the U.S. Holder will be presumed to exercise any right to require the redemption of a Bond or to extend the maturity of the Bond if exercise would increase the yield on the Bond. If the Bond is not actually redeemed on the date when the option was presumed to have been exercised, the Bond will be treated only for the purposes of determining OID as having been reissued at a price equal to that Bond's adjusted issue price on that date.

Short-Term Bonds. U.S. Holders that do not use the accrual method of accounting for tax purposes generally will not be required to recognize OID on Bonds maturing within one year of original issuance until they receive payments on the Bonds. Taxpayers on the accrual method, regulated investment companies, common trust funds, and certain others, however, must accrue OID on such short-term Bonds on a straight-line basis unless they elect to accrue the discount on a constant yield basis with daily compounding. The OID on a short-term Bond is the amount by which the total principal and interest payments on the Bond exceed its issue price. U.S. Holders may elect to include discount on such short-term Bonds into income based on acquisition discount rather than OID. Acquisition discount is the excess of a Bond's stated redemption price at maturity over the U.S. Holder's basis in the Bond.

Gain recognized on the sale or exchange of a short-term Bond by a U.S. Holder that has not accrued discount on the Bond will be ordinary income to the extent attributable to accrued interest and OID. Such a holder also must defer deductions for net interest expense on any borrowing attributable to the short-term Bond to the extent that the expense does not exceed accrued but unrecognized interest and OID (or acquisition discount) on the Bond.

ANTI-ABUSE RULE

The Internal Revenue Service can apply or depart from the rules contained in the OID Regulations as necessary or appropriate to achieve a reasonable result where a principal purpose in structuring a Bond or applying the otherwise applicable rules is to achieve a result that is unreasonable in light of the purposes of the applicable statutes (which generally are intended to achieve the clear reflection of income for both sellers and purchasers of the Bonds).

MARKET DISCOUNT

A U.S. Holder that purchases a Bond at a market discount generally will be required to treat payments other than qualified stated interest payments as ordinary income to the extent of the accrued market discount and to treat gain on the sale of the Bond as ordinary income to the extent of the accrued market discount not previously included in income. See "Sale or Exchange of Bonds" below. Market discount is the amount by which the stated redemption price at maturity (or, in the case of a Bond with OID, the revised issue price) exceeds the purchaser's basis in the Bond immediately after acquisition. A Bond is not treated as purchased at a market discount, however, if the discount is less than 1/4 of 1 percent of the stated redemption price at maturity (or the revised issue price) multiplied by the number of complete years remaining to maturity ("de minimis market discount"). (The revised issue price of a Bond is its initial issue price increased by the amount of OID includible in the gross income of previous holders.) Market discount on a Bond will accrue, at the election of the holder, either ratably or at a constant yield to maturity. The U.S. Holder may elect to take market discount into income as it accrues. Such election applies to all debt instruments acquired in the tax year the election is made and thereafter, and may not be revoked without the consent of the Internal Revenue Service. Under certain circumstances, the U.S. Holder may be required to defer deductions for interest expense attributable to debt incurred or continued to purchase a Bond with market discount.

PREMIUM

A U.S. Holder that purchases a Bond for more than its stated redemption price at maturity may elect to amortize the bond premium. If a U.S. Holder makes such an election, the amount of interest on the Bond otherwise to be included in the U.S. Holder's income will be reduced each year by the amount of amortizable bond premium allocable to such year on a constant yield to maturity basis (except to the extent regulations may provide otherwise). Amortized bond premium will reduce the U.S. Holder's basis in the Bond. If the Bond may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some Bond premium until later in the term of the Bond. An election to amortize bond premium will apply to certain other debt instruments that the U.S. Holder acquired at a premium, and the election may have different tax consequences depending on when the debt instruments were issued or acquired. A U.S. Holder should consult its tax adviser before making an election to amortize bond premium.

INTEREST ELECTION

A U.S. Holder may elect, in the taxable year in which the U.S. Holder acquires a Bond, to treat all interest on any Bond as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. If a U.S. Holder makes this election for a Bond with market discount or amortizable bond premium, the election is treated as an election under the market discount or amortizable bond premium provisions, described above, and the electing U.S. Holder will be required to amortize bond premium or include market discount in income currently for all of its other debt instruments with market discount or amortizable bond premium acquired during such tax year and in any subsequent tax year. The election, once made, may not be revoked without the consent of the Internal Revenue Service. U.S. Holders should consult with their own tax advisers before making this election.

SALE OR EXCHANGE OF BONDS

Except to the extent that gain or loss is attributable to accrued but unpaid interest or accrued market discount, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or complete retirement of a Bond equal to the difference between the amount realized and the U.S. Holder's adjusted basis in the Bond. The gain or loss generally will be long-term if the Bond has been held for more than one year, although the preferential 20% rate applicable to individuals applies only in the case of a Bond held for more than 18 months. The adjusted basis of a Bond generally will equal its initial cost increased by any original issue discount, market discount or acquisition discount with respect to the Bond previously included in the U.S. Holder's gross income and reduced by the payments previously received on the Bond, other than payments of qualified stated interest, and by any amortized premium.

The tax consequences of the partial redemption of a Bond will depend upon the price at which the U.S. Holder purchased the Bond. A U.S. Holder that purchased a Bond at a de minimis market discount or purchased a Bond for more than its revised issue price, but less than its principal amount, will recognize capital gain equal to the difference between the principal prepayment and the U.S. Holder's adjusted basis in the prepaid portion of the Bond. If a U.S. Holder purchased a Bond at a market discount, (i) the principal prepayment will be included in ordinary income to the extent of the accrued market discount (and it is possible that amounts allocable to unaccrued market discount allocable to the prepaid portion of the Bond will be recognized as capital gain) and

(ii) any principal prepayment exceeding the revised issue price allocable to the prepaid portion of the Bond will be capital gain. If a U.S. Holder purchased a Bond for more than its stated principal amount and has not elected to amortize bond premium, the U.S. Holder will recognize a capital loss equal to any amount by which the U.S. Holder's adjusted basis in the prepaid portion of the Bond exceeds the amount of the principal prepayment. If the U.S. Holder has elected to amortize bond premium, all or part of such excess might be deductible as amortizable bond premium rather than as capital loss. Any capital gain or loss will be long-term if the Bond has been held for more than one year, although the preferential 20% rate applicable to individuals applies only in the case of a Bond held for more than 18 months. It is possible that capital gain realized by holders of one or more classes of Bonds could be considered gain realized upon the disposition of property that was part of a "conversion transaction." A "conversion transaction" is any transaction in which substantially all of the expected return is attributable to the time value of the U.S. Holder's net investment, if (i) the U.S. Holder entered the contract to sell the Bond substantially contemporaneously with acquiring the Bond, (ii) the Bond is part of a straddle, (iii) the Bond is marketed or sold as producing capital gains, or
(iv) the transaction is specified in certain Treasury regulations. If the sale or other disposition of the Bond is part of a conversion transaction, all or any portion of the gain realized upon the sale or other disposition of the Bonds would be treated as ordinary income instead of capital gain.

FOREIGN CURRENCY BONDS

The tax treatment of Bonds the interest or principal on which may be determined by reference to one or more foreign currencies will depend on the application of special rules to the particular terms of the Bonds. The tax considerations relevant to such Bonds will be described in an applicable Prospectus Supplement, and each prospective purchaser should consult its tax adviser about such matters.

CONTINGENT PAYMENT BONDS

The OID Regulations contain special rules for determining the timing and amount of OID to be accrued in respect of Bonds providing for one or more contingent payments ("Contingent Payment Bonds"). For this purpose, a Bond is not a Contingent Payment Bond if it (i) is a Variable Rate Bond, (ii) provides for alternate payment schedules upon the occurrence of contingencies or (iii) is a foreign currency debt instrument. Under the OID Regulations, U.S. Holders generally would be required to take contingent interest payments on Contingent Payment Bonds into income on a yield to maturity basis in accordance with a schedule of projected payments provided by the Company to U.S. Holders and would make annual adjustments to income to account for the difference between actual payments received and projected payment amounts accrued. Any gain recognized by a U.S. Holder on the sale, exchange or retirement of a Contingent Payment Bond is ordinary income. Any loss recognized by a U.S. Holder on the sale, exchange or retirement of a Contingent Payment Bond is ordinary loss to the extent that the U.S. Holder's total interest inclusions on the Contingent Payment Bond exceed the total net negative adjustments the U.S. Holder took into account as ordinary loss. Additional disclosure will be provided for in a Prospectus Supplement in connection with any offering of Contingent Payment Bonds. Prospective purchasers should consult their own tax advisers regarding the OID Regulations in connection with ownership of a Bond that provides for contingent payments.

NON-U.S. HOLDERS

Interest received by a Non-U.S. Holder is exempt from U.S. federal income tax unless the holder actually or constructively owns at least 10% of the total combined voting power of the Company's stock or the holder is for U.S. income tax purposes a controlled foreign corporation related to the Company through stock ownership or is a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, "contingent interest" paid to a Non-U.S. Holder will be subject to a 30% tax (unless an applicable tax treaty eliminates or reduces the rate of the tax and the Non-U.S. Holder complies with the requirements for obtaining that reduction or elimination of the tax). For this purpose, contingent interest is an amount of interest determined by reference to
(i) receipts, sales, or other cash flows of the Company or a related person,
(ii) income or profits of the Company or a related person, (iii) any change in the value of any property of the Company or a related person, or (iv) any dividend, partnership distribution, or similar payment made by the Company or a related person. To qualify for that exemption, a Non-U.S. Holder must provide a statement signed under penalties of perjury certifying that the holder is not a U.S. person for U.S. tax purposes and providing the holder's name and address. In addition, the Treasury Department has recently issued regulations regarding the withholding and information reporting rules. In general, the new regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. However, the regulations would require in the case of Bonds held by a foreign partnership that the certification requirement described above be provided by the partners rather than by the foreign partnership unless the partnership meets certain requirements and is authorized as a "withholding foreign partnership" by the IRS. A look-through rule would apply in the case of tiered partnerships. The regulations also generally require a Non-U.S. Holder to provide a taxpayer identification number in order to claim a reduced rate of withholding pursuant to a treaty. The regulations are generally effective for payments made after December 31, 1999, subject to certain transition rules. In particular, valid withholding certificates that are held on December 31, 1999, generally remain valid until the earlier of December 31, 2000, or the due date of the expiration of the certificate under rules currently in effect. Further, certificates dated prior to January 1, 1998, that were valid as of January 1, 1998, remain valid until the end of 1998. Gain from the sale or other disposition of a Bond by a Non-U.S. Holder is not subject to U.S. federal income tax unless the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Bonds held by a Non-U.S. Holder will not be subject to the U.S. federal estate tax unless the holder actually or constructively owns at least 10% of the total combined voting power of the Company's stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING

A 31% backup withholding of federal income tax and certain information reporting requirements may apply to certain payments made on the Bonds and to the proceeds from the disposition of a Bond if the holder is not a corporation, a financial institution or otherwise entitled to an exemption. U.S. Holders that provide a correct taxpayer identification number and Non-U.S. Holders that provide the statement described above to establish an exemption from withholding tax generally are exempt from backup withholding. Amounts withheld under the backup withholding rules can be claimed as a refund or taken as a credit against the holder's U.S. federal income tax liability on a properly filed annual income tax return.

                              PLAN OF DISTRIBUTION

Bonds of any series may be purchased to be reoffered to the public through underwriting syndicates led by Lehman Brothers Inc. or other underwriters (the "Underwriters"). The Underwriters with respect to an underwritten offering of Bonds are named in the Prospectus Supplement relating to such offering. Unless otherwise set forth in the Prospectus Supplement, the obligations of the Underwriters to purchase Bonds will be subject to certain conditions precedent and each of the Underwriters with respect to a sale of Bonds will be obligated to purchase all of its Bonds if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers set forth in the Prospectus Supplement may be changed from time to time.

The place and time of delivery for the Offered Bonds in respect of which this Prospectus is delivered are set forth in the Prospectus Supplement.

CFC has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

Each Underwriter, dealer and agent participating in the distribution of any Offered Bonds which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, Offered Bonds in bearer form in the United States or its possessions or to United States persons (other than qualifying financial institutions) in connection with the original issuance of the Offered Bonds. See "LIMITATIONS ON ISSUANCE OF BEARER BONDS".

The Offered Bonds may not be offered or sold directly or indirectly in Great Britain other than to persons whose ordinary business it is to buy or sell shares or debentures (except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985), and this Prospectus and any Prospectus Supplement or any other offering material relating to the Offered Bonds may not be distributed in or from Great Britain other than to persons whose business involves the acquisition and disposal, or the holding, of securities whether as principal or as agent.

Certain of the Underwriters or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business.

In connection with the offering made hereby, the Underwriters may purchase and sell the Bonds in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Bonds, and short positions created by the Underwriters involve the sale by the Underwriters of a greater aggregate principal amount of Bonds than they are required to purchase from the Company. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Bonds sold in the offering may be reclaimed by the Underwriters if such Bonds are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Bonds, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                                 LEGAL OPINIONS

The validity of the Bonds offered hereby will be passed upon for the Company by Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, New York, and for the agents or Underwriters, if any, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

                                    EXPERTS

The audited financial statements included in the Company's Annual Report on Form 10-K for the year ended May 31, 1998, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                   [CFC LOGO]

                            NATIONAL RURAL UTILITIES
                        COOPERATIVE FINANCE CORPORATION

                                  $400,000,000

                                  $225,000,000
                     5.75% COLLATERAL TRUST BONDS DUE 2008

                                  $175,000,000
                     6.55% COLLATERAL TRUST BONDS DUE 2018

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                                October 30, 1998
                          ---------------------------

                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                               J.P. MORGAN & CO.